(The following is an unofficial English translation of the Report for the 70th Fiscal Year of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

Report for the 70th Fiscal Year
(From April 1, 2011 to March 31, 2012)

Advantest Corporation

Contents

Message to Shareholders  3

(Attachments to the Convocation Notice of the 70th Ordinary General Meeting of Shareholders)
Business Report  4
Consolidated Balance Sheets  21
Consolidated Statements of Operations  22
Consolidated Statements of Comprehensive Income (Loss) 22
Consolidated Statements of Stockholders’ Equity  23
Notes to Consolidated Financial Statements  24
Balance Sheets (Non-Consolidated)  29
Statements of Operations (Non-Consolidated)  30
Statements of Changes in Net Assets  31
Notes to Non-Consolidated Financial Statements  33
Copy of Report of Independent Auditors (Consolidated)  37
Copy of Report of Independent Auditors  39
Copy of Board of Corporate Auditors’ Audit Report   41

(Reference)  Memorandum to Shareholders  43

Message to Shareholders

To Our Shareholders

We are pleased to send you our Report for the 70th Fiscal Year (from April 1, 2011 to March 31, 2012).

Semiconductor test equipment sales declined for the period. Although customer interest in test equipment for non-memory semiconductors used in smartphones and tablet PCs was brisk, dramatic price declines in DRAM semiconductors curtailed capital investment in memory testers.

Advantest consequently devoted its greatest efforts to expand sales of test equipment for application processors, CMOS image sensors, and other non-memory semiconductor sectors.  After completion of the acquisition of Verigy Ltd. in July 2011, Advantest tried to gain additional market share by reinforcing its sales promotions to U.S. and European customers and launching products in the communications semiconductor market. These efforts enabled Advantest to achieve a higher share of the semiconductor test equipment market in 2011.

As a result, both orders received and net sales showed significant year-on-year growth, with orders totaling ¥126.2 billion (a 15.8% increase in comparison to FY2010), and net sales of ¥141.0 billion (a 41.6% increase in comparison to FY2010). However, cumulative costs associated with the Verigy acquisition, which totaled ¥8.3 billion in FY2011 combined with impairment losses on investment securities and bad debt expenses of ¥2.6 billion led to a year-on-year decline in earnings. The company posted an operating income of ¥0.8 billion (a 86.3% decrease in comparison to FY2010), loss before income taxes and equity in earnings of affiliated company of ¥3.4 billion, and a net loss of ¥2.2 billion.

Advantest reinforced its overseas business development push and its synergistic benefits from the Verigy acquisition by finalizing the integration of Verigy into Advantest Corporation. The new Advantest Group as a single entity including the former Verigy has started.

Advantest has launched a new corporate initiative “ACT2014” starting in FY2012. By FY2014, Advantest aims to achieve three discrete goals under ACT2014: “Revenues of ¥250.0 billion”, “Over 20.0% operating margin”, and “Over 50.0% total market share of semiconductor test systems and test handlers”.

In the semiconductor test equipment sector, Advantest will strive to innovate on all fronts, exploiting synergies from the Verigy integration. Operations are expected to expand through the development of groundbreaking products, new service offerings with greater added value, products utilizing cloud-computing technology, the adoption of flexible manufacturing processes, global marketing activities, and the further globalization of Advantest’s corporate organization, helping the company to respond to the needs of the world’s chipmakers with precisely targeted solutions.

As a further measure to reinforce Advantest’s potential for sustainable growth, Advantest intends to aggressively expand beyond the semiconductor test equipment sector. Advantest will seek to grow sales of its scanning electron microscopes, electron-beam lithography tools, RF measurement instruments, MEMS relays, terahertz imaging systems, instruments for health care and other products targeting non-semiconductor markets where Advantest’s core competence — measuring technology expertise — can contribute to the development of trailblazing solutions that uphold and reinvent Advantest’s mission to support leading edge technology.

With respect to the dividend distribution to the shareholders, we resolved at the meeting of the Board of Directors held on May 30, 2012 to distribute a year end dividend of 10 yen per share, with a payment date of June 4, 2012.  Since Advantest has paid an interim dividend of 5 yen, the total dividend per share for the fiscal year will be 15 yen per share (5 yen increase in comparison to FY2010).

We hope that we may rely on you for your continued support and guidance in the future.

June 2012
Haruo Matsuno

Representative Director,

President and CEO

(Attachments to the Convocation Notice of the 70th Ordinary General Meeting of Shareholders)

Business Report

(April 1, 2011 through March 31, 2012)

1.      Current Conditions of the Advantest Group

(1)         Business conditions during the fiscal year

(i)  Operations and Results of Business

Overall

The pace of economic recovery worldwide slowed in FY2011, held back by the deepening sovereign debt crisis in parts of Europe and by housing and employment problems in the United States, but the global economy maintained an overall improving trend, supported by emerging countries, whose growth rates have remained high.
Semiconductor-related markets also registered lower growth than expected at the beginning of the period. Many chipmakers moved to trim production starting in the summer of 2011, when lethargic demand of PCs and LCD televisions, the twin pillars of semiconductor consumption, fell even further.
As a result, semiconductor test equipment sales declined for the period. Although customer interest in test equipment for non-memory semiconductors used in smartphones and tablet PCs was brisk, dramatic price declines in DRAM semiconductors for PCs beginning in the summer of 2011, curtailed capital investment in memory testers.
Advantest consequently devoted its greatest efforts to expand sales of test equipment for application processors, CMOS image sensors, and other non-memory semiconductor sectors.  After completion of the acquisition of Verigy Ltd. in July 2011, Advantest tried to gain additional market share by reinforcing its sales promotions to U.S. and European customers and launching products in the communications semiconductor market. These efforts enabled Advantest to achieve a higher share of the semiconductor test equipment market in 2011.
As a result, both orders received and net sales showed significant year-on-year growth, with orders totaling ¥126.2 billion (a 15.8% increase in comparison to FY2010), and net sales of ¥141.0 billion (a 41.6% increase in comparison to FY2010). However, cumulative costs associated with the Verigy acquisition, which totaled ¥8.3 billion in FY2011 combined with impairment losses on investment securities and bad debt expenses of ¥2.6 billion led to a year-on-year decline in earnings. The company posted an operating income of ¥0.8 billion (a 86.3% decrease in comparison to FY2010), loss before income taxes and equity in earnings of affiliated company of ¥3.4 billion, and a net loss of ¥2.2 billion. In FY2011, the percentage of net sales to overseas customers was 88.6%, compared to 77.5% in FY2010.

Business conditions by Business Segment

Semiconductor and Component Test System Segment

The Semiconductor and Component Test System segment was supported by aggressive capital investment by major chipmakers.
In the non-memory test system, sales expanded significantly, due to the Verigy acquisition and a number of large orders for microprocessor (MPU) test equipment. Test systems for non-memory semiconductors such as application processors used in tablet PCs and smartphones also posted solid growth.
Memory test systems, however, continued to fare poorly, despite active capital investment by DRAM makers in spring and early summer 2011, as weaker PC demand in the second half of the year forced manufacturers to freeze their DRAM capex programs.
As a result of the above, orders received were ¥97.0 billion (a 26.8% increase in comparison to FY2010), net sales were ¥105.6 billion (a 52.3% increase in comparison to FY2010), and operating income was ¥9.8 billion (a 0.1% decrease in comparison to FY2010).

Mechatronics System Segment

In the Mechatronics System segment, a larger number of units of the Multi Vision Metrology Scanning Electron Microscope measurement system for photomasks were sold, benefiting from semiconductors further migrating to smaller features. Conversely, sales of test handlers shrank, reflecting production adjustments, principally in the DRAM sector, from the second quarter onwards.
As a result of the above, orders input received was ¥16.6 billion (a 19.8% decrease in comparison to FY2010), net sales were ¥20.6 billion (a 11.3% increase in comparison to FY2010) and operating loss was  ¥1.3 billion.

Services, Support and Others Segment

In the Services, Support and Others segment, orders and revenues expanded as a result of overall increased sales of test systems, as well as benefits from consolidating the Verigy services division into Advantest’s.
As a result, orders received was ¥17.8 billion (a 27.0% increase in comparison to FY2010), net sales were ¥18.8 billion (a 32.8% increase in comparison to FY2010) and operating income was ¥1.6 billion (a 24.3% decrease in comparison to FY2010).

Sales Breakdown by Business Segment (consolidated)

Fiscal Year	FY2010 (the 69th)		FY2011 (the 70th)		Change from the previous period
Segment	Amount (in: million yen)	Percentage (%)	Amount (in: million yen)	Percentage (%)	Amount (in: million yen)	Percentage increase (decrease) (%)
Semiconductor and Component Test System	69,333	69.6	105,608	74.9	36,275	52.3
Mechatronics System	18,515	18.6	20,616	14.6	2,101	11.3
Services, Support and Others	14,166	14.2	18,807	13.3	4,641	32.8
Intercompany transaction elimination	(2,380)	(2.4)	(3,983)	(2.8)	(1,603)	-
Total	99,634	100.0	141,048	100.0	41,414	41.6
Overseas	77,236	77.5	124,953	88.6	47,717	61.8

(ii)  Capital Expenditures

The Advantest Group invested a total of ¥7.0 billion in capital expenditures in FY2011.  Most of the investments were used to fund new product development and lease of assets to customers.

(iii)  Financing

In order to finance the acquisition of Verigy Ltd., during the FY2011, the Company raised funds through loans from banks and other sources.  As a result, the balance of short term liabilities at year-end was 25.0 billion yen.

In addition, the Company entered into a Commitment Line Agreement for an aggregate of 10.0 billion yen with its primary financing institution, for the purpose of promoting fundraising and improving the efficiency of funds operations.  No outstanding liabilities were recorded during FY2011 in connection with the Commitment Line Agreement.

(iv)  Important status of merger

The Company completed its acquisition of Verigy Ltd. on July 4, 2011, and as a result, Verigy Ltd. became a wholly-owned subsidiary of the Company.

(2)	Conditions of Assets, Profit and Loss

Conditions of Assets, Profit and Loss of the Advantest Group (consolidated)

	FY2008 (the 67th)	FY2009 (the 68th)	FY2010 (the 69th)	FY2011 (the 70th)
Net sales (in: million yen)	76,652	53,225	99,634	141,048
Net income (in: million yen)	(74,902)	(11,454)	3,163	(2,195)
Basic net income per share (in: yen)	(419.09)	(64.09)	18.03	(12.67)
Net assets (in: million yen)	163,616	150,242	138,132	131,552
Total assets (in: million yen)	202,059	188,663	180,312	219,226
(Notes) 1.	The Company prepared its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in the United States.

2.
The calculation of “Basic net income per share” was based on the average number of shares issued during the relevant fiscal year reduced by the average number of treasury shares held during the fiscal year.

[Charts illustrating the information presented in the above table.]

(3)	Significant Subsidiaries

Name of Subsidiary	Common Stock	Percentage of Voting Rights (Note)	Principal Activities
Advantest Laboratories Ltd.	¥50 million	100%	Research and development of measuring and testing technologies
Japan Engineering Co., Ltd.	¥305 million	100%	Development, manufacturing and sales of the Company’s products
Advantest Finance Inc.	¥1,000 million	100%	Leasing of the Company’s products and sales of used products
Advantest America, Inc.	42,000 thousand USD	100%	Sales of the Company’s products
Advantest Europe GmbH	10,793 thousand Euros	100%	Sales of the Company’s products
Advantest Taiwan Inc.	560,000 thousand New Taiwan Dollars	100%	Sales of the Company’s products
Advantest (Singapore) Pte. Ltd.	15,300 thousand Singapore Dollars	100%	Sales of the Company’s products
Advantest Korea Co., Ltd.	5,484 million Won	100%	Support for sales of the Company’s products
Advantest (Suzhou) Co., Ltd.	2,700 thousand USD	100%	Support for sales of the Company’s products
Verigy Ltd.	643,039 thousand USD	100%	Development, manufacturing and sales of test systems

(Note) Percentage of voting rights includes indirectly held shares.

(4)	Challenges Ahead

While maintaining “Measurements” as our core competence in mid-and-long term, Advantest intends to improve its corporate value by establishing a management and financial structure that responds timely to changes in the global market, and by aiming to increase market share by introducing fine products that will inspire the market demands of the next generation.  To achieve these objectives, Advantest intends to further strengthen its product development operations and improve production efficiency while strengthening its overseas operations and support system in the U.S., Europe and Asia.

In FY2012, the first year of its new corporate initiative, ACT2014, the Advantest Group will commence company-wide activities targeting the mid-term goals set under the initiative:

・Revenues of ¥250.0 billion
・Over 20.0% operating margin
・Over 50.0% total market share of semiconductor test systems and test handlers

Starting in the semiconductor test equipment market, where the company’s core competence lies, Advantest will leverage the synergies realized by the full integration of the former Verigy’s assets and resources to expand its market share and the scope of its operations. In parallel, the company will aggressively develop the non-semiconductor businesses that are its future growth platform, while ceaselessly seeking to boost profitability and corporate value.

(5)	Primary Areas of Business

The Advantest Group manufactures and markets semiconductor and component test systems and products related to mechatronics systems (test handlers, device interface, etc.).  In addition to manufacturing, the Advantest Group also carries out research and development activities and provides maintenance services and related services in the business category of “Services, Support and Others.”

(6)	Significant Sales Offices and Factories

(i)  Japan

Category	Name of Office	Location
Head Office, Sales Office and Service Office	Head Office	Chiyoda-ku, Tokyo
	Western Tokyo Office	Hachioji-shi, Tokyo
	Western Japan Office	Suita-shi, Osaka
R&D Centers, Laboratories	Gunma R&D Center	Meiwa-machi, Ora-gun, Gunma
	Saitama R&D Center	Kazo-shi, Saitama
	Kitakyushu R&D Center	Kitakyushu-shi, Fukuoka
	Advantest Laboratories	Sendai-shi, Miyagi
Factories	Gunma Factory	Ora-machi, Ora-gun, Gunma
	Gunma Factory 2	Ora-machi, Ora-gun, Gunma
	Sendai Factory	Sendai-shi, Miyagi

(ii) Overseas

Category	Name of Office	Location
Sales Office, R&D Centers, Laboratories and Service Office	Advantest America, Inc.	U.S.A.
	Verigy US, Inc.	U.S.A.
	Advantest Europe GmbH	Germany
	Verigy Germany GmbH	Germany
	Advantest Taiwan Inc.	Taiwan
	Advantest (Singapore) Pte. Ltd.	Singapore
	Verigy Ltd.	Singapore
	Advantest Korea Co., Ltd.	Korea
	Advantest (Suzhou) Co., Ltd.	China

(7)	Employees

Employees of the Advantest Group (as of March 31, 2012)

Number of Employees	Change from end of previous fiscal year
4,464 (279)	1,301 (56) increase
(Note)	1.
The numbers set forth above indicate the numbers of employees excluding part-time and non-regular employees.  The numbers in brackets indicate the annual average number of such part-time and non-regular employees.

2.
The main reason for the increase in the number of employees by 1,301 during FY2011 in comparison to the previous fiscal year was that the Company acquired Verigy Ltd. on July 4, 2011, which then became a wholly-owned subsidiary of the Company.

(8)	Major Lenders
Lender	Amount of debt
Mizuho Corporate Bank, Ltd.	¥25,000 million

(9)	Other significant matters with respect to the current status of the Advantest Group
None.

2.      Company Information

(1)         Equity Stock (as of March 31, 2012)

(i)	Total number of issuable shares	440,000,000 shares

(ii)	Total number of issued shares	199,566,770 shares

(Note) Total number of issued shares includes treasury stock (26,295,390 shares).

(iii)	Number of shareholders	51,373

(iv)	Major Shareholders (Top 10 shareholders)

Name of Shareholder	Number of Shares (in: thousand shares)	Percentage of Ownership (%)
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.)	20,143	11.62
The Master Trust Bank of Japan, Ltd. (trust account)	18,406	10.62
Japan Trustee Services Bank, Ltd. (trust account)	10,946	6.32
JPMorgan Securities Japan Co., Ltd.	5,580	3.22
Trust & Custody Services Bank, Ltd. (investment trust account)	4,477	2.58
Japan Trustee Services Bank, Ltd. (trust account 4)	3,839	2.22
MORGAN STANLEY & CO. LLC	3,811	2.20
BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC)	3,539	2.04
SSBT OD05 OMNIBUS ACCOUNT – TREATY CLIENTS	3,458	2.00
Mizuho Securities Co., Ltd.	3,311	1.91
(Notes)	1.	Percentage of Ownership is calculated excluding treasury stock (26,295,390 shares).

2.
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.) holds the 20,143 thousand shares of common stock listed above as the trustee of a retirement benefit plan of Fujitsu Limited, and exercises its voting rights pursuant to instructions given by Fujitsu Limited.

3.
The Company has acknowledged that in respect of the substantial shareholding reports filed pursuant to the “Disclosure of Substantial Shareholding” system, The Sumitomo Trust and Banking Co., Ltd. and its three affiliates jointly held 14,417 thousand shares of the Company as of March 15, 2012 according to the substantial shareholding reports filed on March 22, 2012.  The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its four affiliates jointly held 16,241 thousand shares of the Company as of December 12, 2011 according to the substantial shareholding reports filed on December 19, 2011.  However, the Company has not included the number of shares for which beneficial owners cannot be identified in the table above.

(Reference) [INSERT PIE CHART HERE]

Financial Institutions and Securities Company	101 holders, 89,007 thousand shares (44.6%)

Non-Japanese Holders	386 holders, 43,124 thousand shares (21.6%)

Individuals and Others	50,464 holders, 36,060 thousand shares (18.1%)

Other Entities and Treasury Shares	422 holders, 31,376 thousand shares (15.7%)

(2)  Stock Acquisition Rights

(i)	Stock acquisition rights held by directors and corporate auditors (as of March 31, 2012)

	Resolution at the meeting of the Board of Directors held on June 25, 2008	Resolution at the meeting of the Board of Directors held on June 25, 2009	Resolution at the meeting of the Board of Directors held on June 24, 2010	Resolution at the meeting of the Board of Directors held on June 24, 2011
Date of issuance	July 10, 2008	July 10, 2009	July 12, 2010	July 12, 2011
Issuance Price	¥ 0 or ¥36,900 per unit	¥41,700 per unit	¥53,500 per unit	¥49,600 per unit
Holding status of stock acquisition rights by directors and corporate auditors	1,070 units (10 persons)	1,280 units (9 persons)	1,300 units (9 persons)	2,620 units (11 persons)
Directors (Excluding outside directors)	840 units (5 persons)	1,080 units (5 persons)	1,100 units (5 persons)	2,320 units (5 persons)
Outside directors	100 units (2 persons)	100 units (2 persons)	100 units (2 persons)	100 units (2 persons)
Corporate auditors	130 units (3 persons)	100 units (2 persons)	100 units (2 persons)	200 units (4 persons)
Class and aggregate number of shares to be issued or delivered upon exercise	107,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	128,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	130,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	262,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)
Exercise price to be paid upon exercise	¥2,653 per share	¥1,844 per share	¥2,089 per share	¥1,529 per share
Exercise period	April 1, 2009 to March 31, 2013	April 1, 2010 to March 31, 2014	April 1, 2011 to March 31, 2015	April 1, 2012 to March 31, 2016
Terms of exercise	The stock acquisition rights may not be inherited.
Reasons for the Company’s acquisition of the stock acquisition rights
The Company shall automatically acquire the stock acquisition rights, for no consideration, if:

(a)       the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
(b)       the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or its subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(c)       the rights holder dies.

Restriction on the transfer of the stock acquisition rights
Acquisition of the stock acquisition rights by transfer shall require an approval by the Board of Directors.  Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(ii)	Stock acquisition rights granted to employees of the Company during fiscal year 2011

	Resolution at the meeting of the Board of Directors held on June 24, 2011	Resolution at the meeting of the Board of Directors held on July 27, 2011
Date of issuance	July 12, 2011	August 16, 2011
Issuance price	¥49,600 per unit	¥26,100 per unit
Conditions of granting	7,260 units (240 persons)	6,580 units (60 persons)
Employees of the Company	5,230 units (121 persons)	2,460 units (5 persons)
Directors of the Company’s subsidiaries	360 units (7 persons)	610 units (5 persons)
Employees of the Company’s subsidiaries	1,670 units (112 persons)	3,510 units (50 persons)
Class and aggregate number of shares to be issued or delivered upon exercise	726,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	658,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)
Exercise price to be paid upon exercise	¥1,529 per share
Exercise period	April 1, 2012 to March 31, 2016
Terms of exercise	The stock acquisition rights may not be inherited.
Reasons for the Company’s acquisition of the stock acquisition rights
The Company shall automatically acquire the stock acquisition rights, for no consideration, if:
(a)   the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
(b)   the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or its subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(c)   the rights holder dies.

Restriction on the transfer of the stock acquisition rights
Acquisition of the stock acquisition rights by transfer shall require an approval by the Board of Directors.  Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

Resolution at the meeting of the Board of Directors held on July 4, 2011
Date of issuance	July 20, 2011
Issuance price	(see note)
Conditions of granting	(see note)
Class and aggregate number of shares to be issued or delivered upon exercise	Class of shares : common stock Aggregate number of shares : (see note) (each stock acquisition right is exercisable for 1 share)
Exercise price to be paid upon exercise	(see note)
Exercise period	Start of exercise period : July 20, 2011 End of exercise period : (see note)
Terms of exercise	(i) Cessation of eligibility as an Eligible Employee
	(I)	Stock Option Holder ceases to be an Eligible Employee (except in any of the cases referred to in (ii)), his/her stock options shall be exercisable only for a period of three months from the date of such cessation of eligibility or, if earlier, until the expiration of the Exercise Period.
	(II)	If a Stock Option Holder ceases to be an Eligible Employee due to his/her death, Disability or separation as a result of any of the events set forth in Section 409A of the U.S. Internal Revenue Code of 1986 (as amended), his/her stock options shall be exercisable only for a period of one year from the date of such cessation of eligibility or, if earlier, until the expiration of the Exercise Period.
	(III)	If a Stock Option Holder ceases to be an Eligible Employee as a result of participation in a voluntary severance incentive program or workforce management plan adopted by the Company or any of its foreign subsidiaries, his/her stock option shall be exercisable to the extent permitted under the relevant program or plan, and shall be exercisable only for a period three months from the date of such cessation of eligibility or, if earlier, until the expiration of the Exercise Period.
(ii) Effect of Change in Control

A Stock Option Holder may exercise his/her stock options in whole or in part if any Change in Control (as defined below) occurs in respect of the Company or his/her employment agreement is terminated as a result of such Change in Control (provided that such exercise shall be permitted only if the Company deems it to be appropriate and notifies the relevant Stock Option Holder to that effect).
“Change in Control” means any of the events or circumstances set out in (I) to (IV) below:

	(I)	the consummation of a merger, corporate demerger (kaisha bunkatsu), statutory share exchange (kabushiki kokan) or statutory share transfer (kabushiki iten) (collectively, “Organizational Restructuring”) of the Company, if persons who were not shareholders of the Company immediately prior to such Organizational Restructuring own, immediately after the relevant Organizational Restructuring, 50% or more of the voting rights attached to the issued shares of: (a) the continuing or surviving entity as a result of the relevant Organizational Restructuring (if the Company conducts a corporate demerger in which its business is transferred to another entity or the Company conducts a statutory share exchange (kabushiki kokan) in which it becomes the parent company, then the Company shall be deemed to be the “continuing or surviving entity”); or (b) the direct or indirect parent entity of the continuing or surviving entity (if any);
	(II)	the sale, transfer or other disposition of all or substantially all of the Company’s assets;
	(III)	a change in the composition of the board of directors, as a result of which fewer than 50% of the incumbent directors are directors who: (a) had been directors of the Company on the date which is 24 months prior to the date of such change in the composition of the board of directors (in this paragraph referred to as the “Original Directors”); or (b) were appointed to the board of directors with the affirmative votes of at least a majority of (x) the Original Directors or (y) the directors whose appointment was previously approved by a nomination of a majority of the Original Directors;
	(IV)	any transaction as a result of which any person is the “beneficial owner” (as defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934 (as amended)), directly or indirectly, of securities of the Company representing at least 30% of the total voting rights represented by the Company’s then outstanding voting securities.
Restriction on the transfer of the stock acquisition rights
Acquisition of the stock acquisition rights by transfer shall require an approval by the Board of Directors.  Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(note)
plan	Issuance price (yen/share)	Conditions of granting						Exercise price (USD/share)	End of exercise period
		Persons			Number of Stock acquisition rights (shares)
		Total	Directors of the Company’s subsidiaries	Employees of the Company’s subsidiaries	Total	Directors of the Company’s subsidiaries	Employees of the Company’s subsidiaries
1	854	1	1	0	15,526	15,526	-	7.84	2015/12/10
2	785	1	1	0	5,828	5,828	-	8.72	2015/06/08
3	785	5	3	2	37,993	31,572	6,421	8.72	2015/12/02
4	785	1	0	1	4,303	-	4,303	8.72	2016/01/19
5	759	30	0	30	20,337	-	20,337	9.04	2012/11/18
6	675	7	4	3	47,410	33,476	13,934	10.11	2016/11/30
7	675	1	1	0	5,530	5,530	-	10.11	2017/03/03
8	658	1	1	0	37,264	37,264	-	10.32	2017/06/30
9	657	1	1	0	5,957	5,957	-	10.33	2017/03/03
10	646	1	1	0	5,828	5,828	-	10.47	2015/06/08
11	638	1	1	0	10,578	10,578	-	10.57	2016/12/06
12	633	11	6	5	102,452	76,573	25,879	10.64	2017/11/30
13	601	11	6	5	338,120	254,107	84,013	11.04	2017/11/30
14	596	5	3	2	36,371	30,348	6,023	11.11	2015/12/02
15	590	1	1	0	10,578	10,578	-	11.18	2016/12/06
16	528	1	1	0	4,840	4,840	-	11.97	2017/03/03
17	523	7	4	3	42,254	30,174	12,080	12.03	2016/11/30
18	518	7	4	3	44,652	31,709	12,943	12.09	2016/11/30
19	518	1	1	0	5,164	5,164	-	12.09	2017/03/03
20	509	1	1	0	15,526	15,526	-	12.21	2015/12/10
21	501	1	0	1	7,924	-	7,924	12.31	2013/03/31
22	501	44	2	42	95,901	16,773	79,128	12.31	2015/01/23
23	492	3	0	3	3,255	-	3,255	12.42	2014/09/09
24	489	1	0	1	5,297	-	5,297	12.46	2016/01/19
25	489	1	1	0	7,040	7,040	-	12.46	2016/09/08
26	472	1	1	0	10,578	10,578	-	12.68	2016/12/06
27	449	5	3	2	42,009	34,603	7,406	12.96	2015/12/02
28	449	1	0	1	4,918	-	4,918	12.96	2016/01/19
29	434	12	0	12	8,919	-	8,919	13.16	2014/10/19
30	428	7	4	3	40,164	28,833	11,331	13.23	2016/11/30
31	415	7	0	7	2,855	-	2,855	13.39	2015/03/14
32	405	1	1	0	10,578	10,578	-	13.52	2016/12/06
33	388	1	1	0	15,526	15,526	-	13.74	2015/12/10
34	376	5	3	2	44,002	32,981	11,021	13.89	2015/12/02
35	376	1	0	1	4,593	-	4,593	13.89	2016/01/19
36	372	1	1	0	15,526	15,526	-	13.94	2015/12/10
37	359	1	1	0	7,040	7,040	-	14.10	2016/09/08
38	480	5	1	4	10,122	440	9,682	14.47	2014/07/19
39	466	2	0	2	4,401	-	4,401	14.48	2014/05/17
40	559	12	0	12	3,465	-	3,465	14.64	2015/07/18
41	507	1	1	0	3,747	3,747	-	15.61	2018/01/04
42	507	1	1	0	41,404	41,404	-	15.70	2017/12/27
43	498	1	1	0	3,280	3,280	-	15.96	2018/01/04
44	499	1	1	0	2,659	2,659	-	15.98	2018/01/31
45	367	1	1	0	590	590	-	16.21	2013/11/17
46	470	1	1	0	3,747	3,747	-	17.04	2018/01/04
47	472	1	1	0	2,836	2,836	-	17.04	2018/01/31
48	359	1	0	1	263	-	263	17.10	2014/03/16
49	346	1	0	1	1,540	-	1,540	17.49	2014/03/18
50	41	1	0	1	6,349	-	6,349	18.12	2011/07/29
51	230	9	3	6	123,032	83,844	39,188	18.12	2013/06/12
52	4	2	0	2	828	-	828	19.05	2011/08/17
53	6	4	0	4	5,984	-	5,984	19.05	2011/08/31
54	9	1	0	1	836	-	836	19.05	2011/09/19
55	130	1	0	1	5,480	-	5,480	19.05	2012/05/31
56	199	1	0	1	7,043	-	7,043	19.05	2013/03/31
57	295	146	6	140	157,067	16,557	140,510	19.05	2014/01/25
58	296	1	0	1	5,282	-	5,282	19.05	2014/01/26
59	294	1	0	1	10,565	-	10,565	19.05	2014/02/28
60	462	254	8	246	440,566	29,365	411,201	19.05	2016/01/16
61	428	2	0	2	2,419	-	2,419	19.10	2015/09/18
62	194	1	0	1	931	-	931	19.37	2013/07/12
63	452	1	0	1	880	-	880	19.48	2016/01/16
64	422	10	0	10	31,457	-	31,457	19.71	2015/11/14
65	53	1	0	1	16,562	-	16,562	20.29	2012/02/28
66	26	1	0	1	8,281	-	8,281	20.50	2011/12/22
67	229	3	0	3	21,116	-	21,116	20.50	2013/11/16
68	419	3	0	3	5,545	-	5,545	20.86	2016/03/13
69	242	1	0	1	2,641	-	2,641	21.17	2014/02/10
70	207	7	3	4	41,195	19,666	21,529	21.79	2013/12/13
71	259	1	1	0	7,245	7,245	-	22.73	2014/12/11
72	255	4	2	2	25,979	16,147	9,832	22.84	2014/12/02

plan	Issuance price (yen/share)	Conditions of granting						Exercise price (USD/share)	End of exercise period
		Persons			Number of Stock acquisition rights (shares)
		Total	Directors of the Company’s subsidiaries	Employees of the Company’s subsidiaries	Total	Directors of the Company’s subsidiaries	Employees of the Company’s subsidiaries
73	346	1	1	0	23,290	23,290	-	22.84	2015/06/08
74	254	1	1	0	7,245	7,245	-	22.95	2014/12/11
75	230	4	2	2	25,979	16,147	9,832	24.14	2014/12/02
76	104	4	2	2	25,877	13,456	12,421	28.29	2013/12/12
77	118	1	0	1	4,140	-	4,140	28.29	2014/02/26
78	149	1	1	0	7,245	7,245	-	29.99	2014/12/11
79	237	1	1	0	23,290	23,290	-	29.99	2015/06/08
80	84	5	2	3	30,017	13,456	16,561	30.25	2013/12/12
81	95	1	0	1	4,140	-	4,140	30.59	2014/02/26
82	80	1	1	0	6,210	6,210	-	30.81	2013/12/12
83	79	1	1	0	6,210	6,210	-	30.93	2013/12/12
84	137	4	2	2	25,979	16,147	9,832	31.02	2014/12/02
85	128	4	2	2	25,979	16,147	9,832	31.92	2014/12/02
86	126	1	1	0	7,245	7,245	-	32.24	2014/12/11
87	56	4	2	2	25,877	13,456	12,421	34.29	2013/12/12
88	67	1	0	1	4,140	-	4,140	34.29	2014/02/26
89	53	1	1	0	6,210	6,210	-	34.76	2013/12/12

(3)         Directors and Corporate Auditors

(i)      Directors and Corporate Auditors (as of March 31, 2012)

Title	Name	Assignment in the Company and significant concurrent positions
Chairman of the Board and Representative Director	Toshio Maruyama
Representative Director	Haruo Matsuno*
Director	Naoyuki Akikusa	Senior Executive Advisor of Fujitsu Limited
Director	Yasushige Hagio	Attorney-at-Law, Senior Partner, Seiwa Patent & Law
Director	Yuichi Kurita*
Director	Shinichiro Kuroe*
Director	Sae Bum Myung*
Standing Corporate Auditor	Yuri Morita
Standing Corporate Auditor	Akira Hatakeyama
Corporate Auditor	Megumi Yamamuro	Attorney-at-Law, URYU & ITOGA Professor, Nihon University Law School Outside Corporate Auditor of Fujitsu Limited Outside Corporate Auditor of NIFTY Corporation
Corporate Auditor	Masamichi Ogura	Standing Corporate Auditor of Fujitsu Limited Outside Corporate Auditor of FUJITSU GENERAL LIMITED
(Notes)	1.	Messrs. Naoyuki Akikusa and Yasushige Hagio are outside directors.

2.	Messrs. Megumi Yamamuro and Masamichi Ogura are outside corporate auditors.

3.	Mr. Masamichi Ogura, corporate auditor, has substantial experience at the Fujitsu Limited and considerable knowledge of financial and accounting matters.

4.
The Company has registered Director Naoyuki Akikusa, Director Yasushige Hagio, Corporate Auditor Megumi Yamamuro and Corporate Auditor Masamichi Ogura as independent directors/auditors with the Tokyo Stock Exchange.

5.	There has been no significant change in assignment in the Company and in significant concurrent positions held by directors and corporate auditors after March 31, 2012.

6.	The Company has in place an Executive Officers System and * indicates a director who also serves as an Executive Officer.

7.	The positions of Executive Officers are currently held as follows:

Title	Name	Assignment in the Company and significant concurrent positions
President and CEO	Haruo Matsuno
Senior Executive Officer	Yuichi Kurita	Corporate Planning and Administration
Managing Executive Officer	Shinichiro Kuroe	Strategic Business Executive Vice President, Strategic Business Unit
Managing Executive Officer	Sae Bum Myung	Sales and Marketing Executive Vice President, Sales and Marketing Group
Managing Executive Officer	Hiroshi Nakamura	Executive Vice President, Corporate Administration Group
Managing Executive Officer	Yoshiaki Yoshida	Executive Vice President, Corporate Planning Group
Managing Executive Officer	Masao Shimizu	System Solution Business Executive Vice President, System Solution Business Group Director of Fujitsu Interconnect Technologies Limited
Managing Executive Officer	Hideaki Imada	Executive Vice President, Production Group
Executive Officer	Yasuhiro Kawata	Executive Vice President, Quality Assurance Group
Executive Officer	Takashi Sugiura	Executive Vice President, Field Service Group
Executive Officer	Takashi Sekino	Executive Vice President, ATE Unit Development Group

Executive Officer	Soichi Tsukakoshi	Senior Vice President (Officer), Sales and Marketing Group
Executive Officer	Josef Schraetzenstaller	Managing Director, Advantest Europe GmbH
Executive Officer	R. Keith Lee	Director, President and CEO, Advantest America Corporation (Holding Co.)
Executive Officer	Makoto Nakahara	Senior Vice President (Officer), Sales and Marketing Group Senior Vice President (Officer), Strategic Business Unit
Executive Officer	Toshiyuki Okayasu	Executive Vice President, ATE System Development Group
Executive Officer	Hans-Juergen Wagner	Chairman of the Board, Verigy Ltd.

8.	The significant changes in assignment in the Company and in significant concurrent positions held by the Executive Officers after March 31, 2012 are as follows.

(as of April 1, 2012)
Title	Name	Assignment in the Company and significant concurrent positions
Executive Officer	Josef Schraetzenstaller	Managing Director (CEO), Advantest Europe GmbH
Executive Officer	R. Keith Lee	Director, President and CEO, Advantest America, Inc.
Executive Officer	Makoto Nakahara	Senior Vice President (Officer), Sales and Marketing Group
Executive Officer	Hans-Juergen Wagner	Managing Director (R&D, CTO), Advantest Europe GmbH

(ii)	The amount of compensation for directors and corporate auditors

Category	Number	Amount of compensation
Directors	9	¥501 million
Corporate Auditors	6	¥76 million
Total	15	¥577 million
(Notes)	1.
The amounts of compensation set forth above include compensation paid in relation to stock option rights and fixed compensation paid to two directors and two corporate auditors (one outside corporate auditor) who retired from their respective positions as of the closing of the 69th ordinary general meeting of shareholders, which was held on June 24, 2011.

2.	Of the amount of compensation set forth above, the aggregate amount of compensation for two outside directors and three outside corporate auditors is ¥39 million.

(iii)	Matters pertaining to outside directors and outside corporate auditors

(a)	Significant concurrent positions held and relationship to the Company

Name	Concurrent position(s)	Relationship to the Company
Yasushige Hagio (Outside director)	Senior Partner, Seiwa Patent & Law	There is no special relationship between Seiwa Patent & Law and the Company.
Megumi Yamamuro (Outside corporate auditor)	Outside corporate auditor, Fujitsu Limited
Fujitsu Limited holds the right to instruct the voting of the shares of the Company (11.62%) held by Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.). The Company sells products to and purchases parts from Fujitsu Limited.

	Outside corporate auditor, NIFTY Corporation	There is no special relationship between NIFTY Corporation and the Company.
Masamichi Ogura (Outside corporate auditor)	Outside corporate auditor, FUJITSU GENERAL LIMITED	There is no special relationship between FUJITSU GENERAL LIMITED and the Company.

(b)	Principal activities

Name	Attendance	Participation at meetings
Naoyuki Akikusa (Outside director)	Meetings of Board of Directors: 11 out of 14 times	Mr. Akikusa expresses his opinions based mainly on his experience in company management and his knowledge of the industry at meetings of the Board of Directors.
Yasushige Hagio (Outside director)	Meetings of Board of Directors: 13 out of 14 times	Mr. Hagio expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors.
Megumi Yamamuro (Outside corporate auditor)	Meetings of Board of Directors: 14 out of 14 times Meetings of Board of Corporate Auditors: 15 out of 15 times	Mr. Yamamuro expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors and Board of Corporate Auditors.
Masamichi Ogura (Outside corporate auditor)	Meetings of Board of Directors: 11 out of 11 times Meetings of Board of Corporate Auditors: 10 out of 10 times	Mr. Ogura expresses his opinions based mainly on his experience in company management and his knowledge of the industry at meetings of the Board of Directors and Board of Corporate Auditors.

(c)	Overview of the liability limitation agreement

The Company entered into an agreement limiting liabilities as defined in Article 423, Paragraph 1 of the Companies Act, with each of Messrs. Naoyuki Akikusa and Yasushige Hagio, outside directors, and Messrs. Megumi Yamamuro and Masamichi Ogura, outside corporate auditors.  The upper limit of liability based on each agreement is the minimum liability as provided in the relevant laws and ordinances.

(4)	Accounting Auditor

(i)	Name of accounting auditor

Ernst & Young ShinNihon LLC

(ii)	Remuneration

Amount
Remuneration to the accounting auditor for this fiscal year	¥295 million
Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the accounting auditor	¥297 million
(Notes)	1.
Under the agreement between the Company and the accounting auditor, as the Company has not drawn any distinction between the remuneration for the audit services pursuant to the Companies Act and the Financial Instruments and Exchange Act of Japan and the remuneration for the audit services pursuant to the U.S. Securities and Exchange Act, the amount set forth above represents the aggregate amount of these audit services.

2.	The Company’s significant overseas subsidiaries have been audited by auditors of the Ernst & Young Group.

(iii)	Policies on dismissal or non-reappointment of the accounting auditor

In case the accounting auditor falls under any one of the items of Article 340, Paragraph 1 of the Companies Act, the Board of Corporate Auditors shall dismiss the accounting auditor upon consent of all corporate auditors.  In such case, a corporate auditor who is appointed by the Board of Corporate Auditors shall report the dismissal and its reasons at the first general meeting of shareholders convened after such dismissal.

In addition, other than the above, if it is deemed to be difficult for the accounting auditor to conduct an appropriate auditing due to the occurrence of events that impair its qualification or independence, the Board of Directors shall, upon consent of the Board of Corporate Auditors or based on a request by the Board of Corporate Auditors, propose the dismissal or non-reappointment of the accounting auditor as an agenda at a general meeting of shareholders.

(5)	System to ensure the appropriateness of business

The Board of Directors resolved a system that ensures the appropriateness of its business as follows:

Basic Policy for the System to Ensure the Appropriateness of Business

Holding “Technology Support on the Leading Edge” as our corporate mission, the Advantest Group established the “The ADVANTEST Way & The Code of Conduct” (“Advantest Code of Conduct”), increased the transparency of its management, and worked to promote the enhancement of corporate value.  To further promote these efforts, the Company will prepare a framework as described in each paragraph below, implement the establishment, development and management of the internal control system, and ensure the sound operations of the Company.

1.	Framework to the effective performance of duties by directors

(i)
The Company promotes management efficiency by separating the management decision making function and supervisory function from the function of the execution of operations.  The Board of Directors shall make management decisions and supervise management.  As for execution of operations, executive officers (including the Representative Director) and employees shall execute operations based on the Board of Directors’ clarification of the function and authority of the body executing operations.

(ii)
The Board of Directors, as the management decision making body, shall make decisions on significant matters with respect to the management policies and management strategies for the Advantest Group, and in its capacity to supervise management, the Board of Directors, including outside directors shall monitor and supervise the status of exercise of duties by executive officers while delegating necessary authorities to ensure the prompt and efficient performance of duties.

(iii)
The Board of Directors shall approve the Advantest Group’s management plans, receive reports on business results based on monthly closing account, financial situation, status of the performance of duties by each department, and review the appropriateness of such plans.

(iv)	The Internal Control Committee shall report the development and management of the internal control system, as deemed necessary, to the Board of Directors.

2.	Framework to ensure the compliance with applicable laws and ordinances as well as the articles of incorporation by directors, executive officers, and employees in performing their duties

(i)
To ensure compliance with laws and ordinances as well as the articles of incorporation, and to ensure that actions are taken faithfully and ethically, the Company shall establish the Advantest Code of Conduct for all directors, executive officers and employees of the Advantest Group, and notify such directors, executive officers and employees of these codes.  Furthermore, the Company shall establish the “Code of Ethics for Executives” for directors and executive officers.

(ii)
As a framework to realize full compliance with laws and ordinances, the Company shall establish the Corporate Ethics Committee that monitors the implementation of the Advantest Code of Conduct.  In addition, to handle reports and consultation regarding questionable matters in light of the Advantest Code of Conduct, the Company shall establish the “Corporate Ethics Helpline”, a system in which a person who reports shall not be treated disadvantageously.

(iii)
The Company shall establish subcommittees such as the Disclosure Committee, the Internal Control Committee, and the Human Rights Protection Committee in order to fulfill its corporate social responsibilities.

3.	Rules relating to the management of risk of loss and other frameworks

(i)
With respect to potential risks behind management environment, business activities and corporate assets, the Company shall identify and classify risk factors for each important business process, analyze the magnitude of risks, possibility of actual occurrence and frequency of such occurrence, etc., and create written policies and procedures regarding the appropriate response to and avoidance/ reduction of the risks, as part of the internal control activities.

(ii)
With respect to emergency situations such as disasters, the Company shall establish the Risk Management Group, create written emergency action guidelines and prepare by implementing education and training programs on a regular base.

(iii)	The Internal Control Committee shall thoroughly manage risks and report material risks to the Board of Directors.

(iv)
The Company is making efforts to prevent occupational injuries, create a comfortable working environment, and promote the good health of its employees through the establishment of the Safety and Health Committee.

4.	Framework regarding the retention and management of information with respect to the performance of duties by directors

(i)
The Company shall properly retain and manage the following information regarding the exercise of duties by directors, pursuant to the internal rules that stipulate details such as the period of retention, person in charge of retention and method of retention.

o	Minutes of general meetings of shareholders and reference materials
o	Minutes of meetings of the Board of Directors and reference materials
o	Other important documents regarding the exercise of duties by directors

(ii)	The Company shall establish the Information Security Committee that is responsible for protecting personal information and preventing confidential information from leaking.

5.	Framework to ensure the appropriateness of operations of the Company, and the group as a whole, including its subsidiaries

(i)
The Advantest Group shall establish and operate the same quality of internal control system for the Company and its group companies in order to conduct the consolidated group management placing an emphasis on business evaluation based on consolidated accounting.

(ii)
The internal control system of the Advantest Group is supported by each department of the Company that is responsible for each group company, and is established and operated as a unified system based on the policies of the group created by the Internal Control Committee.  Significant matters concerning the status of each group company that is controlled by the Internal Control Committee shall be reported to the Board of Directors.

(iii)	Auditing Group of the Company supervises an internal audit to each group company.

6.	Matters relating to employees that assist the Board of Corporate Auditors in the event that a request to retain such employees is made by the Board of Corporate Auditors

(i)	In the event that the Board of Corporate Auditors requests the placement of employees to assist with its duties, employees shall be placed as necessary.

(ii)	In the event that the Board of Corporate Auditors decides that it is capable of conducting an audit effectively without employees’ assistance, such employees shall not be placed.

7.	Matters relating to the independence of employees from directors in the preceding article

(i)	In placing employees to assist the Board of Corporate Auditors, the prior consent of the Board of Corporate Auditors acknowledging the independence of the employees from directors shall be obtained.

8.	Framework for reporting by directors, executive officers and employees to corporate auditors, and for other reports to the corporate auditors

(i)
The Company shall adopt a system that allows Corporate Auditors to attend important meetings such as the meeting of the Board of Managing Executive Officers and to keep abreast important matters regarding the execution of operations.

(ii)
In the event that a report or consultation is made to the Corporate Ethics Helpline with respect to corporate accounting, internal control or auditing, such report or consultation shall be directly reported to or consulted with corporate auditors.

9.	Other frameworks to ensure the effective implementation of audit by corporate auditors

(i)
The Company shall ensure that corporate auditors share information held by the Auditing Group (an internal audit section of the Company) and that there are opportunities to exchange opinions with the Auditing Group as deemed necessary.

(6)	Policies on the distribution of surplus

Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, the Company deems the consistent distribution of profits to be the most important management priority.  Accordingly, the Company engages in active distribution of profits based on business performance.

With respect to the distribution of the surplus, the Company makes payout decisions after taking into consideration business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, the Company makes dividend payouts following a target payout ratio of 20% or more.

Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen the Company’s business position and enhance its corporate value.

In order to maintain capital strategies responsive to changes in the operating environment, the Company plans to decide obtaining more treasury shares by taking into account factors such as trends in stock price, capital efficiency and cash flow.

Consolidated Balance Sheets

(As of March 31, 2012)

(unit: million yen)
	FY2011	FY2010 (reference)		FY2011	FY2010 (reference)
Assets			Liabilities
Current assets	118,695	137,169	Current liabilities	60,372	24,507
Cash and cash equivalents	58,218	75,323	Trade accounts payable	15,659	11,729
Short-term investments	-	12,651	Short term debt	25,000	-
Trade receivable, net	24,119	22,707	Accrued expenses	12,068	7,329
Inventories	29,836	23,493	Accrued warranty expenses	2,129	1,754
Other current assets	6,522	2,995	Customer prepayments	2,228	1,740
Investment securities	5,929	7,432	Other current liabilities	3,288	1,955
Property, plant and equipment, net	34,206	31,878	Accrued pension and severance costs	23,444	14,069
Intangible assets, net	15,794	874	Other liabilities	3,858	3,604
Goodwill	36,496	645	Total liabilities	87,674	42,180
Other assets	8,106	2,314	Commitments and contingent
			liabilities
			Stockholders’ equity
			Common stock	32,363	32,363
			Capital surplus	42,280	40,628
			Retained earnings	179,081	183,009
			Accumulated other comprehensive income (loss)	(22,574)	(18,270)
			Treasury stock	(99,598)	(99,598)
			Total stockholders’ equity	131,552	138,132
Total assets	219,226	180,312	Total liabilities and stockholders’ equity	219,226	180,312

Consolidated Statements of Operations

(From April 1, 2011 to March 31, 2012)

(unit: million yen)
	FY2011	FY2010 (reference)
Net sales	141,048	99,634
Cost of sales	72,300	51,164
Gross profit	68,748	48,470
Research and development expenses	30,303	21,197
Selling, general and administrative expenses	37,608	21,162
Operating income	837	6,111
Other income (expense):
Interest and dividend income	323	326
Interest expense	(153)	(3)
Impairment losses on investment securities	(2,254)	(512)
Other, net	(2,195)	(371)
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(3,442)	5,551
Income taxes (benefit)	(1,240)	2,352
Equity in earnings (loss) of affiliated company	7	(36)
Net income (loss)	(2,195)	3,163

Consolidated Statements of Comprehensive Income (Loss)

(From April 1, 2011 to March 31, 2012)

(unit: million yen)
	FY2011	FY2010 (reference)
Comprehensive income (loss)
Net income (loss)	(2,195)	3,163
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,422	(3,231)
Net unrealized gains (losses) on investment securities
Net unrealized gains (losses) arising during the period	(216)	(311)
Less reclassification adjustments for net gains (losses) realized in earnings	818	252
Net unrealized gains (losses)	602	(59)
Pension related adjustment	(6,328)	(121)
Total other comprehensive income (loss)	(4,304)	(3,411)
Total Comprehensive income (loss)	(6,499)	(248)

Consolidated Statements of Stockholders’ Equity

(From April 1, 2011 to March 31, 2012)

(unit: million yen)
	FY2011	FY2010 (reference)
Common stock
Balance at beginning of year	32,363	32,363
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,363	32,363
Capital surplus
Balance at beginning of year	40,628	40,463
Changes in the year
Stock option	1,652	165
Total changes in the year	1,652	165
Balance at end of year	42,280	40,628
Retained earnings
Balance at beginning of year	183,009	181,606
Changes in the year
Net income (loss)	(2,195)	3,163
Cash dividends	(1,733)	(1,760)
Sale of treasury stock	(0)	(0)
Total changes in the year	(3,928)	1,403
Balance at end of year	179,081	183,009
Accumulated other comprehensive income (loss)
Balance at beginning of year	(18,270)	(14,859)
Changes in the year
Other comprehensive income (loss), net of tax	(4,304)	(3,411)
Total changes in the year	(4,304)	(3,411)
Balance at end of year	(22,574)	(18,270)
Treasury stock
Balance at beginning of year	(99,598)	(89,331)
Changes in the year
Purchases of treasury stock	(1)	(10,267)
Sale of treasury stock	1	0
Total changes in the year	0	(10,267)
Balance at end of year	(99,598)	(99,598)
Total stockholders’ equity
Balance at beginning of year	138,132	150,242
Changes in the year
Net income (loss)	(2,195)	3,163
Other comprehensive income (loss), net of tax	(4,304)	(3,411)
Cash dividends	(1,733)	(1,760)
Stock option	1,652	165
Purchases of treasury stock	(1)	(10,267)
Sale of treasury stock	1	0
Total changes in the year	(6,580)	(12,110)
Balance at end of year	131,552	138,132

Notes to Consolidated Financial Statements

1.	Notes to significant matters based on which the consolidated financial statements were prepared

(1)	Basis of presentation
The consolidated financial statements including the consolidated balance sheets and the consolidated statements of operations have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), pursuant to paragraph 1 of Article 120-2 of the Company Accounting Regulation  (kaisha keisan kisoku).  Pursuant to the provisions of the article, however, certain disclosures required on the basis of U.S. GAAP are omitted.

(2)	Principles of consolidation
The Company’s consolidated financial statements include financial statements of the Company and its subsidiaries, all of which are wholly-owned.

(3)	Significant accounting policies

(i)   Cash equivalents
Cash equivalents consist of deposits and negotiable certificates of deposit due to mature within 3 months.

(ii)  Inventories
Inventories are stated at the lower of cost or market.  Cost is determined using the average cost method.

(iii) Securities
Available-for-sale securities are recorded at fair value.  Unrealized gains and losses are accounted for as a separate component of stockholders’ equity.  Cost of other securities sold is determined using the moving average method.
Other securities are accounted for using the acquisition cost method.

(iv)  Depreciation of property, plant, and equipment
The Company uses the straight-line method based on the estimated useful life of the fixed asset to calculate depreciation.

(v)   Goodwill and other intangible assets
Goodwill and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives using the straight-line method.

(vi)  Impairment of long-lived assets
Long-lived assets and certain identifiable intangibles with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the carrying amount exceeds the future recoverable amount, the Company recognizes the difference between the fair value and the carrying amount as an impairment loss.

(vii) Allowances
Allowances for doubtful accounts
The Company recognizes allowance for doubtful accounts to ensure that trade accounts receivable are not overstated due to uncollectibility, in an amount which represents the Company’s best estimate of the amount of probable credits losses in the Company’s existing trade accounts receivable.

Accrued warranty expenses
To provide for future repairs during warranty periods, estimated repair expenses, etc. over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

Accrued pension and severance costs
The Company provides for employees’ retirement, severance and pension costs in accrued amounts based on the projected benefit obligations and the fair value of plan assets as of the end of this consolidated fiscal year.   Prior service benefit and cost, and actuarial gain and loss recognized in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees.

(viii) Translation of foreign financial statements
In financial statements of foreign subsidiaries utilizing local currencies as a functional currency, assets and liabilities are translated at rates of exchange prevailing at the end of the fiscal year, profits and expenses are translated at average rates of exchange in effect during the year, and foreign currency translation adjustments resulting from the above translation of items are included as other accumulated comprehensive income (loss).  In financial statements for foreign subsidiaries utilizing Japanese Yen as the functional currency, the items are remeasured into Japanese Yen, and any currency translation adjustments resulting from the above translation of items are included as “Other profits (expenses)” realized during the period in which the items were remeasured.

(ix)   Implementation of a Consolidated Tax System
The Company has implemented a consolidated tax system as of the 2011 consolidated fiscal year.

2.	Notes to accounting changes

Traditionally, the Company and its domestic subsidiaries were using the declining balance method of depreciating fixed assets, and overseas subsidiaries were using the straight-line method of depreciating fixed assets.  However on April 1, 2011, the Company and its domestic subsidiaries elected to change the method of depreciating fixed assets from the declining balance method to the straight-line method.
The Company analyzed the sales mixture of memory and non-memory business to evaluate the future production requirements and pattern of benefit from utilizing its fixed assets. Based on this analysis, the Company and its domestic subsidiaries believe that the straight-line method of depreciation is preferable as it better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives, in light of product life cycles and current change in product mix to expand non-memory business. In accordance with ASC250 “Accounting Changes and Error corrections”, this change in depreciation method represents a change in accounting estimate effected by a change in accounting principle.
Accordingly, the effects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation method reduced depreciation expense and resulted in decreases in loss before income taxes and equity in earnings of affiliated company and net loss by ¥560 million and ¥560 million, respectively, for year ended March 31, 2012. Also the net loss and diluted net loss per share was ¥3.23, respectively, for consolidated year ended March 31, 2012.
In October 2009, the FASB amended the accounting guidance for revenue recognition under multiple-deliverable arrangements.  The guidance modifies the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements.  The allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available.  The guidance was adopted by the Company and its subsidiaries (collectively, “Advantest”) in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.
In October 2009, the FASB amended accounting guidance for software revenue recognition.  This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements.  It provides guidance on how to determine which software, if any, relating to the tangible product would be excluded from the scope of the software revenue guidance.  The guidance was adopted by the Company and its subsidiaries in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

3.	Notes to Consolidated Balance Sheets

(1)	Allowance for doubtful accounts: ¥483 million

(2)	Accumulated depreciation on property, plant and equipment: ¥39,386 million

4.	Notes to Consolidated Statements of Stockholders’ Equity

(1)	Total number of issued shares as of March 31, 2012
Common stock                                           199,566,770 shares

(2)	Distribution of surplus

(i)     Amount of distribution

Resolution	Class of shares	Aggregate amount of distribution	Amount of distribution per share	Record date	Effective date
Resolution at the meeting of the Board of Directors held on May 26, 2011	Common stock	¥866 million	¥5	March 31, 2011	June 2, 2011
Resolution at the meeting of the Board of Directors held on October 27, 2011	Common stock	¥866 million	¥5	September 30, 2011	December 1, 2011

(ii)     Distribution with a record date in fiscal year 2011 and an effective date in fiscal year 2012

Resolution	Class of shares	Source of distribution	Aggregate amount of distribution	Amount of distribution per share	Record date	Effective date
Resolution at the meeting of the Board of Directors held on May 30, 2012	Common stock	Retained earnings	¥1,733 million	¥10	March 31, 2012	June 4, 2012

(3)	Stock acquisition rights outstanding as of March 31, 2012
(Excluding stock acquisition rights for which the exercise period has not begun)
Pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders of June 25, 2008
Common stock                                           454,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 25, 2008
Common stock                                           147,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 25, 2009
Common stock                                           333,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 24, 2010
Common stock                                           303,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of July 4, 2011
Common stock                                           2,348,206 shares

5.	Notes to Financial Products

(1)	Financial Products

The Advantest group limits its fund management to short-term instruments including deposits at financial institutions with high credit ratings.  Credit risk of trade notes receivable and accounts receivable pertaining to customers are minimized through credit administration standards.
Advantest’s investment securities mainly consist of stock.  Advantest keeps track of fair market value of its listed stock on a quarterly basis, and reviews its non-listed stock regularly to determine whether such stock needs to be impaired.  In addition, Advantest annually reviews its securities, including the stock it owns, to determine whether Advantest should continuously hold such securities.   Furthermore, Advantest will not make any speculative derivative transactions other than to conduct derivative exchange rate transactions in order to cope with actual demand risks, pursuant to its fund management guidelines with high credit rating financial institutions.

(2)	Market Value of Financial Products

The following table shows Advantest’s consolidated balance sheet amounts, market value and the difference between such balance sheet amount and market value.  Market values of cash and cash equivalents, trade receivables-net, other current assets, trade accounts payable and accrued expenses are excluded as such are similar to the consolidated balance sheet amounts.

(unit: million yen)
	Consolidated balance sheet amount (*)	Market value (*)	Deference
(1) Investment securities
Available-for-sale securities	5,479	5,479	—
(2) Exchange forward contracts, etc. Asset Liability	21 (0)	21 (0)	— —
(3)Short term debt	(25,000)	(25,000)	—

(*)	“( )” means such amount is recorded as a liability.

(Notes)	1.	Matters with respect to calculation method of market value of financial products and transactions of securities and derivatives

(1)	With respect to investment securities, those with fair value are presented with estimation, those that are listed on the stock exchanges are at market value.

(2)
Amount of exchange forward contracts is based on the amount calculated by the executing financial institution, and is included in “Other current assets (liabilities)” in the consolidated balance sheet.

2.
Non-listed stock (¥449 million of consolidated balance sheet amount) is not included in “(1) Investment securities” above, as such stock has no market value and estimation of fair value is not practical.

6.	Notes to per share information
Net assets per share:	¥759.22
Basic net income per share:	(¥12.67)

7.	Notes to significant subsequent events

Not applicable.

8.	Other notes

(1)	Merger
(i)	Outline of Merger
The Company completed the acquisition of Verigy on July 4, 2011 by paying US$15 per share in cash, and as a result, Verigy became a wholly-owned subsidiary of the Company.
Verigy has the strength in the field of the non-memory test system and in the market of the research and development mainly in the European and American market, and Verigy and the Company have a high complementary relationship for products, customers, ability for research and development and sales and service networks.  Through acquiring Verigy as a subsidiary, the Company aims to reinforce the solution ability in the field of the semiconductor testing device in general.

(ii)	Period of the acquired company’s performance included in the consolidated financial statements
From July 4, 2011 to March 31, 2012

(iii)	Acquired company’s acquisition cost and breakdown
Payment by cash deposit	¥77,661 million
Assumable stock option	¥1,068 million
Considerations for acquisition	¥78,729 million

(iv)	Amount incurred for goodwill and causes for incurrence

35,140 million yen as the perceived amount for goodwill is incurred mainly by synergy effect from business merger between Verigy and the Company.

(v)	Amount of asset and debt received on the date of merger and its principle breakdown

Current asset	¥49,227 million
Noncurrent asset	¥24,766 million
Total assets	¥73,993 million
Current liabilities	¥10.426 million
Noncurrent liabilities	¥19,978 million
Total liabilities	¥30.404 million

(2) Indication of amount
Amounts less than one million yen are rounded.

Balance Sheets (Non-Consolidated)

(As of March 31, 2012)

(Unit: million yen)
Items	FY2011	FY2010 (reference)	Items	FY2011	FY2010 (reference)
Assets			Liabilities
Current assets	57,662	99,750	Current liabilities	55,514	20,001
Cash and deposits	15,568	43,553	Trade accounts payable	11,479	11,389
Trade notes receivables	46	452	Short term debt	25,000	-
Accounts receivable	18,711	21,051	Other accounts payable	9,628	401
Securities	-	12,000	Accrued expenses	6,410	5,677
Merchandises and finished	3,432	3,094	Income tax payable	39	7
goods			Accrued warranty expenses	1,907	1,738
Work in progress	10,819	11,891	Bonus accrual for directors	115	117
Raw materials and supplies	4,640	4,872	Other	936	672
Refundable income taxes	138	104	Noncurrent liabilities	9,647	7,758
Other	4,696	2,783	Allowance for retirement benefits	8,408	6,521
Allowance for doubtful accounts	(388)	(50)	Deferred tax liabilities	604	528
Noncurrent assets	134,912	51,764	Asset retirement obligations	61	60
Property, plant and equipment	26,248	28,017	Other	574	649
Buildings	8,816	9,736	Total liabilities	65,161	27,759
Structures	392	469	Net assets
Machinery and equipment	1,500	1,046	Stockholders’ equity	124,154	121,710
Vehicles and delivery	12	17	Common stock	32,363	32,363
equipment			Capital surplus	32,973	32,973
Tools and furniture	1,324	881	Capital reserve	32,973	32,973
Land	14,147	15,852	Retained earnings	158,416	155,972
Construction in progress	57	16	Legal reserve	3,083	3,083
Intangible fixed assets	741	711	Other retained earnings	155,333	152,889
Software	495	449	[Reserve for losses in foreign	[27,062]	[27,062]
Other	246	262	investments]
Investments and other assets	107,923	23,036	[General reserve]	[146,880]	[146,880]
Investment securities	5,188	7,039	[Retained earnings (accumulated	[(18,609)]	[(21,053)]
Investment in affiliated	101,332	14,807	loss)]
companies			Treasury stock	(99,598)	(99,598)
Long-term loans receivable	260	256	Difference of appreciation and conversion	1,087	779
Other	1,143	934	Net unrealized gains on securities	1,087	779
			Stock acquisition rights	2,172	1,266
			Total net assets	127,413	123,755
Total assets	192,574	151,514	Total liabilities and net assets	192,574	151,514

Statements of Operations (Non-Consolidated)

(From April 1, 2011 to March 31, 2012)

(unit: million yen)
Items	FY2011	FY2010 (reference)
Net sales	99,054	84,792
Cost of sales	55,001	47,701
Gross profit	44,053	37,091
Selling, general and administrative expenses	44,150	38,939
Operating income (loss)	(97)	(1,848)
Non-operating income
Interest and dividends income	9,223	7,104
Other	892	1,833
Non-operating expenses
Interest expenses	132	5
Other	4,838	3,341
Ordinary income	5,048	3,743
Extraordinary income
Gain on extinguishment of tie-in shares	-	3,834
Gain on reversal of subscription rights to shares	746	2,053
(Liquidation profit from affiliated company) Stated at fair value based on market prices at the end of the relevant period (evaluation difference is accounted for as a component of stockholders’ equity; cost of other securities sold is determined using the moving average method)	647	‐
Extraordinary loss
Retirement benefit costs	1,479	-
Impairment loss	920	-
Income before income taxes	4,042	9,630
Income taxes – current	(143)	30
Income taxes – deferred	8	495
Net income	4,177	9,105

Statements of Changes in Net Assets

(From April 1, 2011 to March 31, 2012)

(unit: million yen)
	FY2011	FY2010 (reference)
Stockholders’ Equity
Common stock
Balance at beginning of year	32,363	32,363
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,363	32,363
Capital surplus
Capital reserve
Balance at beginning of year	32,973	32,973
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,973	32,973
Retained earnings
Legal reserve
Balance at beginning of year	3,083	3,083
Changes in the year
Total changes in the year	-	-
Balance at end of year	3,083	3,083
Other retained earnings
Reserve for losses in foreign investments
Balance at beginning of year	27,062	27,062
Changes in the year
Total changes in the year	-	-
Balance at end of year	27,062	27,062
General reserve
Balance at beginning of year	146,880	146,880
Changes in the year
Total changes in the year	-	-
Balance at end of year	146,880	146,880
Retained earnings (accumulated loss)
Balance at beginning of year	(21,053)	(28,398)
Changes in the year
Dividends from retained earnings	(1,733)	(1,760)
Net income	4,177	9,105
Sale of treasury stock	(0)	(0)
Total changes in the year	2,444	7,345
Balance at end of year	(18,609)	(21,053)
Treasury stock
Balance at beginning of year	(99,598)	(89,331)
Changes in the year
Purchases of treasury stock	(1)	(10,267)
Sale of treasury stock	1	0
Total changes in the year	0	(10,267)
Balance at end of year	(99,598)	(99,598)
Total stockholders’ equity
Balance at beginning of year	121,710	124,632
Changes in the year
Dividends from retained earnings	(1,733)	(1,760)
Net income	4,177	9,105
Purchases of treasury stock	(1)	(10,267)
Sale of treasury stock	1	0
Total changes in the year	(2,444)	(2,922)
Balance at end of year	124,154	121,710

	FY2011	FY2010 (reference)
Difference of appreciation and conversion
Net unrealized gains on securities
Balance at beginning of year	779	862
Changes in the year
Changes of items other than stockholders’ equity, net	308	(83)
Total changes in the year	308	(83)
Balance at end of year	1,087	779
Stock acquisition rights
Balance at beginning of year	1,266	3,153
Changes in the year
Changes of items other than stockholders’ equity, net	906	(1,887)
Total changes in the year	906	(1,887)
Balance at end of year	2,172	1,266
Total net assets
Balance at beginning of year	123,755	128,647
Changes in the year
Dividends from retained earnings	(1,733)	(1,760)
Net income	4,177	9,105
Purchases of treasury stock	(1)	(10,267)
Sale of treasury stock	1	0
Changes of items other than stockholders’ equity, net	1,214	(1,970)
Total changes in the year	3,658	(4,892)
Balance at end of year	127,413	123,755

Notes to Non-Consolidated Financial Statements

1.	Notes to significant accounting policies

(1)	Valuation of securities

(i)	Investments in subsidiaries and equity method affiliates: Stated at cost using the moving average method

(ii)	Other securities

(a)	Securities with quoted value

Stated at fair value based on market prices at the end of the relevant period (evaluation difference is accounted for as a component of stockholders’ equity; cost of other securities sold is determined using the moving average method)

(b)	Securities not practicable to estimate fair value

Stated at cost using the moving average method

(2)	Valuation of inventories

Stated principally at cost using the gross average method (balance sheet value of assets are calculated using a method in which book values are written down in accordance with decreased profitability)

(3)	Depreciation and amortization of noncurrent assets

(i)	Depreciation of plant and equipment (excluding lease assets)

Based on the straight-line method

(ii)	Amortization of intangible fixed assets (excluding lease assets)

Based on the straight-line method

However, software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.

(4)	Allowances

(i)	Allowance for doubtful accounts

To prepare for credit losses on accounts receivable and loans, etc., an allowance equal to the estimated amount of uncollectible receivables is provided for general receivables based on a historical write-off ratio and for bad receivables based on a case-by-case determination of collectibility.

(ii)	Accrued warranty expenses

To reasonably account for repair costs covered under product warranty in the respective periods in which they arise, the allowance for a given year is provided in an amount determined based on the ratio of repair costs in that year to net sales in the preceding year.

(iii)	Bonus accrual for directors

In preparation for the payment of bonuses to directors and corporate auditors, of the total amount expected to be paid, an estimated amount for fiscal year 2011 is reported.

(iv)	Allowance for retirement benefits

To provide for employee retirement benefits, an allowance is provided in an amount determined based on the estimated retirement benefit obligations and pension assets at the end of the fiscal year.

Past service liabilities are amortized on a straight-line basis over the average remaining years of service of employees.

Any actuarial gains and losses are amortized on a straight-line basis over the average remaining years of service of employees, and the amount is recorded in the fiscal year subsequent to its occurrence.

(5)	Accounting for consumption taxes

Consumption taxes are accounted using the net-of-tax method.

2.	Notes to accounting changes

Change of the method of depreciating
In FY2011, the Company elected to change the method of depreciating fixed assets from the fixed-percentage-on-declining base application to the straight-line method for future.
The Company analyzed the sales mixture of memory and non-memory business to evaluate the future production requirements and pattern of benefit from utilizing its fixed assets. Based on this analysis, the Company believes that the straight-line method of depreciation is preferable as it better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives, in light of product life cycles and current change in product mix to expand non-memory business.
The change in depreciation method reduced depreciation expense by ¥560 million and increased Operating income, Ordinary income and Income before income taxes ¥560 million, respectively, for year ended March 31, 2012.

(Additional information)

Application of accounting standards with respect to changes to accounting treatment and correction of errors
As a result of changes to the Company’s accounting treatment as of the start of this fiscal year as well as the correction of past errors, the Company has applied the “Accounting Standards for Accounting Changes and Error Corrections” (ASBJ Guidance No. 24, December 4, 2009), and the “Application Guidelines for the Accounting Standards for Accounting Changes and Error Corrections” (ASBJ Guidelines No. 24, December 4, 2009).

3.	Notes to balance sheets

(1)	Accumulated depreciation on property, plant and equipment (including accumulated impairment losses):	¥62,635 million
(2)	Short-term receivables from affiliates:	¥10,936 million
	Long-term receivables from affiliates:	¥250 million
	Short-term payables to affiliates:	¥11,329 million

4.	Notes to statements of operations
Transactions with affiliated companies

Sales:	¥66,504 million
Purchases:	¥14,612 million
Non-operating transactions:	¥19,039 million

5.	Notes to Statements of Changes in Net Assets
Total number of treasury shares as of March 31, 2012
Common stock                      26,295,390 shares

6.	Notes to tax effect accounting
Breakdown by major causes of deferred tax assets and deferred tax liabilities

Deferred tax assets	(Unit: million yen)
Appraised value of inventories	2,688
Research and development expenses	1,807
Allowance for retirement benefits	3,030
Impairment loss	1,979
Loss carried forward	27,014
Tax credits primarily for research
and development costs	5,574
Other	4,002
Subtotal of deferred tax assets	46,094
Valuation allowance	(46,094)
Total of deferred tax assets	-
Deferred tax liabilities
Valuation difference in other securities	(596)
Other	(8)
Total of deferred tax liabilities	(604)
Net deferred tax liabilities	(604)

7.	Notes to transactions with related parties

(1)	Parent company and major corporate shareholders
Not applicable.

(2)	Officers and major individual investors
Not applicable.

(3)	Subsidiaries

Company name	Address	Common stock	Principal Activities	Percentage of Voting Rights	Description of relationships		Details of transactions	Amount of transactions	Items	Balance at fiscal year end
					Officer of subsidiaries temporarily transferred from the Company	Business relationship
Advantest Finance Inc.	Chiyoda-ku, Tokyo	¥1,000 million	Leasing of test systems, etc. and sales of used products	100.0%	Yes	Leasing of the Company’s products and sales of used products	Sales	¥4,325 million	Accounts receivable	¥797 million
							Loans	-	Short-term loans receivable	¥2,522 million
Advantest America, Inc.	California, U.S.A.	42,000 thousand USD	Sale of test systems, etc.	100.0%	No	Sale of the Company’s products	Sales	¥43,800 million	Accounts receivable	¥4,113 million
Advantest Taiwan Inc.	Chu-Pei, Hsin-Chu Hsien, Taiwan	560,000 thousand New Taiwan Dollars	Sale of test systems, etc.	100.0%	Yes	Sale of the Company’s products	Sales	¥12,648 million	Accounts receivable	¥570 million
Advantest (Singapore) Pte. Ltd.	Singapore	15,300 thousand Singapore Dollars	Sale of test systems, etc.	100.0%	Yes	Sale of the Company’s products	Receipt of dividends	¥8,935 million	-	-
Verigy Ltd.	Singapore	643,039 thousand USD	Development, manufacturing and sales of test systems, etc.	100.0%	No	Subsidiary of the Company	Acquisition of subsidiary’s shares	¥8,843 million	Other accounts payable	¥8,843 million

Terms and conditions of transactions and determination of policies thereof

1.	With respect to sales, the price is determined by referring to the market price, among others.

2.	With respect to loans, the rate is determined by taking the market interest rate into consideration.

8.	Notes to per share information

Net assets per share:	¥722.80
Net profit per share:	¥24.11

9.	Notes to significant subsequent events

Not applicable.

10.	Other notes

Amounts less than one million yen are rounded.

Copy of Report of Independent Auditors (Consolidated)

Report of Independent Auditors

  May 16, 2012

The Board of Directors Advantest Corporation:

Ernst & Young ShinNihon LLC

Kiyomi Nakayama Certified Public Accountant Designated and Engagement Partner

Makoto Usui Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of operation, the consolidated statement of comprehensive income (loss), the consolidated statement of stockholders’ equity and the notes to the consolidated financial statements of Advantest Corporation (the “Company”) applicable to the fiscal year from April 1, 2011 through March 31, 2012.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, Paragraph 1 of the Ordinance on Accounting of Companies, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, Paragraph 1 of the Ordinance on Accounting of Companies referred to above present fairly, in all material respects, the financial position and results of operations of the Company and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2012.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, the Company and its domestic subsidiaries elected to change the method of depreciating fixed assets from the fixed-percentage-on-declining base application to the straight-line method. This matter did not affect our opinion.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of the Company, prepared in Japanese, for the year ended March 31, 2012. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year.

Copy of Report of Independent Auditors

Report of Independent Auditors

  May 16, 2012

The Board of Directors Advantest Corporation:

Ernst & Young ShinNihon LLC

Kiyomi Nakayama Certified Public Accountant Designated and Engagement Partner

Makoto Usui Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of operation, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Advantest Corporation (the “Company”) applicable to the 70th fiscal year from April 1, 2011 through March 31, 2012.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedule.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of the Company, applicable to the fiscal year ended March 31, 2012 in conformity with accounting principles generally accepted in Japan.

Emphasis of Matter
As discussed in Note 2 to the financial statements, the Company elected to change the method of depreciating fixed assets from the fixed-percentage-on-declining base application to the straight-line method. This matter did not affect our opinion.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of the Company, prepared in Japanese, for the year ended March 31, 2012. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year.

Copy of Board of Corporate Auditors’ Audit Report

Audit Report

This Audit Report was prepared by the Board of Corporate Auditors of Advantest Corporation (the “Company”) after deliberation, based on audit reports prepared by each Corporate Auditor with respect to the methods and results of audit concerning the performance of each Director of his/her respective duties during the 70th fiscal year (from April 1, 2011 to March 31, 2012).  We hereby report as follows.

1.    Methods of Audit by Corporate Auditors and the Board of Corporate Auditors, and its contents

In addition to establishing audit policies and audit plans for the fiscal year, and receiving reports from each Corporate Auditor on the implementation status and results of the audit, the Board of Corporate Auditors received reports from Directors and Independent Auditors on the performance of their duties and requested further explanations as deemed necessary.

In compliance with the rules of audit of Corporate Auditors established by the Board of Corporate Auditors, pursuant to the audit policies and audit plans, each Corporate Auditor communicated with Directors, Executive Officers as well as other employees such as members of the Audit Office in order to collect information, and improve the auditing system, attended meetings of the Board of Directors and other important meetings, received reports from Directors, Executive Officers and employees on the performance of their duties, requested further explanations as deemed necessary, reviewed important approval-granting documents, and inspected the state of business operations and assets at the head office and other important branch offices.

In addition, to ensure that there is a system where the Directors duties contained in the Company’s business report are in accordance with applicable law and the Company’s articles of incorporation, and to ensure proper business operations for a corporation are met, we have received periodical reports from the Company’s Directors, Executive Officers, employees and others, regarding the content of the resolutions of the Board of Directors pursuant to Article 100, Paragraphs 1 and 3 of the Regulations for the Enforcement of the Companies Act and the system formed pursuant to such resolution (Internal Control System) and have requested explanations as necessary, and have expressed our opinion about roles of Committees of the Company including investment of assets for pension, too.

With respect to subsidiaries, such as Verigy Ltd., we communicated with and exchanged information with Directors and Corporate Auditors of the subsidiaries and received business reports from subsidiaries as deemed necessary.

Based on the above methods, we reviewed the business report for the fiscal year and the related supplementary schedules.

In addition, we monitored and reviewed whether the Independent Auditors maintained their independent positions and conducted the audit properly, received reports from the Independent Auditors on the performance of their duties, and requested further explanations as deemed necessary.  Furthermore, we were informed by the Independent Auditor that they are establishing a “System to ensure the appropriate performance of duties” (Syokumu no Suikou ga Tekisei ni Okonawareru Koto o Kakuho Suru Tameno Taisei) (Matters as defined in each Item of Article 131 of the Company Accounting Regulations) pursuant to “Quality control standards of audit” (Kansa ni Kansuru Hinshitsu Kanri Kijyun)  (the Business Accounting Counsel, October 28, 2005), and requested their explanations as deemed necessary.

Based on the above methods, we reviewed the financial statements (the balance sheets, statements of operations, statements of changes in net assets, notes to non-consolidated financial statements) as well as the related supplementary schedules and the consolidated financial statements for the 70th fiscal year (the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of stockholders’ equity, and notes to consolidated financial statements).

2.	Results of Audit

(1)	Results of audit of the business report and other documents

(i)
The business report and the related supplementary schedules of the Company accurately present the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

(ii)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors.

(iii)
The contents of the resolutions of the meeting of the Board of Directors with respect to the internal control system are appropriate.  In addition, there are no matters to be pointed out regarding the entries in the business report and the performance of duties of Directors with respect to the internal control system.

(2)	Results of audit of the financial statements and the related supplementary schedules

The methods and results of audit performed by Ernst & Young ShinNihon LLC, the independent auditor of the Company, are appropriate.

(3)	Results of audit of the consolidated financial statements

The methods and results of audit performed by Ernst & Young ShinNihon LLC, the independent auditor of the Company, are appropriate.

May 22, 2012

Board of Corporate Auditors of Advantest Corporation

Yuri Morita Standing Corporate Auditor

Akira Hatakeyama Standing Corporate Auditor

Megumi Yamamuro Outside Corporate Auditor

Masamichi Ogura Outside Corporate Auditor

Memorandum to Shareholders

Fiscal Year: Starting from April 1 of each year and ending on March 31 of the following year

Ordinary general meeting of shareholders: June of each year

Date of decision on shareholders of record qualified to receive dividends:
March 31 of each year and September 30 when interim dividends are paid.

Method for public notice:
Public notice will be posted on the Company’s website (http://www.advantest.co.jp/investors/).
However, in the case of accidents or other inevitable circumstances that prevent the Company from posting public notices on such Company’s website, public notices are published in the Nihon Keizai Shimbun.

Share registration agent and the firm responsible for administering special account:
Tokyo Securities Transfer Agent Co., Ltd.
Nihon Bldg. 4F, 6-2 Otemachi 2-chome, Chiyoda-ku, Tokyo
Toll free number: 0120-49-7009
*In taking the necessary procedure by mail, please send to the following address.
8-4, Izumi 2-chome, Suginami-ku, Tokyo, 168-8522
Business Center, Tokyo Securities Transfer Agent Co., Ltd.
Share transfer / registration services are available at the Main Office and Branch Offices in Japan of Sumitomo Mitsui Trust Bank, Limited.

Number of shares comprising one unit: 100 shares

(Notice)

Please inform the securities firm at which you hold an account of changes of address, demands for sales and purchases of fractional shares or your preferred method of receiving dividends.  However, for various services in connection with those shares that are recorded in the special account, please contact Tokyo Securities Transfer Agent Co., Ltd., the firm responsible for administering such special account.

Please contact Tokyo Securities Transfer Agent Co., Ltd., the share registration agent, for enquires with respect to the payment of unpaid dividends.

For those shareholders who have directed the Company to pay dividends by bank transfer (except by allocation in proportion to the number of shares held method (kabushiki hirei haibun houshiki)) or shareholders who receive dividends by cashing a “Dividend Receipt” (haitoukin ryoushusho), the “Dividend Statement” (haitoukin keisansho) that you receive from the Company serves as the “Notice of Payment” stipulated in the Special Taxation Measures Law (sozei tokubetsu sochi-hou) .  The “Notice of Payment” may be attached when filing your income tax return.  Shareholders who have elected allocation in proportion to the number of shares held method, please consult your securities firm.